Filed Pursuant to Rule 433

Registration Statement (No. 333-272025-01)

June 17, 2024

PRICING TERM SHEET

(to Preliminary Prospectus Supplement dated June 17, 2024)

Issuer:	CenterPoint Energy Resources Corp.

Legal Format:	SEC Registered

Anticipated Ratings*:	A3 (stable) / BBB+ (negative) / A- (stable) (Moody’s / S&P / Fitch)

Security:	5.40% Senior Notes due 2034 (the “Notes”)

Size:	$400,000,000

Maturity Date:	July 1, 2034

Interest Payment Dates:	Semi-annually in arrears on January 1 and July 1, commencing January 1, 2025

Coupon Rate:	5.40%

Price to Public:	99.837% of principal amount

Benchmark Treasury:	4.375% due May 15, 2034

Benchmark Treasury Yield:	4.271%

Spread to Benchmark Treasury:	+115 basis points

Re-offer Yield:	5.421%

Optional Redemption:	Prior to April 1, 2034, greater of: (1)(a) make-whole at treasury rate[1] plus 20 basis points (calculated to April 1, 2034), less (b) interest accrued to the date of redemption and (2) 100%, plus in either case, accrued and unpaid interest. On or after April 1, 2034, 100% plus accrued and unpaid interest.

CUSIP:	15189W AS9

Trade Date:	June 17, 2024

Expected Settlement Date**:	June 20, 2024 (T+2)

Joint Book-Running Managers:	BNY Mellon Capital Markets, LLC U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

Co-Manager:	R. Seelaus & Co., LLC

[1]	The term “treasury rate” shall have the meaning ascribed to it in the issuer’s preliminary prospectus supplement dated June 17, 2024.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**

We expect that delivery of the Notes offered hereby will be made against payment therefor on or about June 20, 2024, which will be the second business day following the date of pricing of the Notes (this settlement cycle being referred to as “T+2”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the initial pricing date of the Notes will be required, by virtue of the fact that the Notes initially will settle in T+2, to specify alternative settlement arrangements at the time of any such trade to prevent a failed settlement and should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNY Mellon Capital Markets, LLC toll-free at (800) 269-6864, U.S. Bancorp Investments, Inc. toll-free at (877) 558-2607 or Wells Fargo Securities, LLC toll-free at (800) 645-3751.